Filed by ACI Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: S1 Corporation

Commission File No.: 000-24931

[S1 Letterhead]

October 3, 2011

[Optionee]

[Address Line 1]

[Address Line 2]

Re:	Notice Under the S1 Corporation 1997 Employee Stock Option Plan and the Security First Technologies Corporation 1998 Directors’ Stock Option Plan

Dear Optionee:

As you know, ACI Worldwide, Inc. (“ACI”) and Antelope Investment Co. LLC (“Antelope”) have previously commenced a cash and stock exchange offer (the “Offer”) to purchase all of the issued and outstanding S1 Corporation (“S1”) shares. ACI, Antelope and S1 executed a Transaction Agreement pursuant to which, following completion of the Offer, Antelope, a wholly-owned subsidiary of ACI, will merge with and into S1 (the “Merger”) with S1 surviving as a wholly-owned subsidiary of ACI. The closing date of the Merger is expected to occur in the fourth quarter of 2011.

You are receiving this notice because you are an optionee under the S1 Corporation 1997 Employee Stock Option Plan and/or the Security First Technologies Corporation 1998 Directors’ Stock Option Plan (collectively, the “Plans”). Under the terms of the Plans, your stock options will terminate upon the completion of the Offer, the Merger and the other transactions contemplated by the Transaction Agreement (the “Transactions”). Pursuant to the terms of the Plans and your individual option award agreement and the determination of the Board of Directors of the S1, you will have the right to exercise your options, in whole or in part, from the date of this notice until the day immediately prior to the effective time of the Merger, regardless of whether your options would otherwise be exercisable. Please note, this exercise period only applies with respect to options that have not previously expired. Any exercise of options that would not have been exercisable at the time of the exercise absent the transactions will be contingent until, and will become effective only upon, the effective time of the Merger.

We are hereby notifying you that any options you currently own under the Plans that are not exercised by the day immediately prior to the effective time of the Merger will be terminated and

[Optionee]	- 2 -	October 3, 2011

cashed out automatically in connection with the Transactions. If your options are terminated in this manner, your total cash payment, for each option you hold will be the amount calculated by multiplying the total number of shares subject to your option by the positive difference, if any, of (A) over (B), where:

•

(A) is the sum of (1) $6.62 plus (2) an amount equal to 0.1064 multiplied by the volume weighted average sales price per share of ACI common stock for the ten consecutive days that ACI stock has traded ending on and including the second clear trading day immediately prior to the effective time of the Merger (rounded to the nearest cent); and

•	(B) is the per share exercise price for the option.

Your total cash payment will be comprised of your cash payment for each option minus any withholdings required for applicable taxes.

If you wish to exercise any of your options under the Plans, please complete the normal election procedures online through Fidelity. Exercise will require payment in full of the aggregate purchase price for the number of shares for which the options are being exercised.

Sincerely yours,

[Contact Name]
[Contact Title]

IMPORTANT NOTICE

There can be no assurance that the Merger will in fact occur. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ACI has filed with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and will file an amendment to it by October 13, 2011, to reflect the agreement announced today. S1 will file an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statement, prospectus and other documents filed with the SEC by ACI and S1 through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-7606. Free copies of the documents filed by S1 with the SEC with respect to the exchange offer may be obtained by contacting S1’s Investor Relations at (404) 923-3500 or by accessing S1’s investor relations website at www.s1.com.

[Optionee]	- 3 -	October 3, 2011

Forward-Looking Statements

This communication contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

S1 can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, that a transaction between ACI and S1 may not be completed on a timely basis and on favorable terms. Other factors that could materially affect ACI’s and S1’s respective businesses and actual results of operations are discussed in their most recent Annual Reports on Form 10-K, as well as other filings with the SEC, available on the SEC’s website located at www.sec.gov.